UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 15, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

La Jolla Pharmaceutical Company
File No. 000-24274 - CF#23686
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La Jolla Pharmaceutical Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 18, 2009.

Based on representations by La Jolla Pharmaceutical Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through March 27, 2012
Exhibit 10.2	through March 27, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel